UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-54C

NOTIFICATION OF WITHDRAWAL OF ELECTION TO BE SUBJECT TO SECTIONS
55 THROUGH 65 OF THE INVESTMENT COMPANY ACT OF 1940 FILED
PURSUANT TO SECTION 54(c) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned business development company hereby notifies the Securities and Exchange Commission that it withdraws its election to be subject to sections 55 through 65 of the Investment Company Act of 1940 (the “Act”), pursuant to the provisions of Section 54(c) of the Act, and in connection with such notice of withdrawal of election submits the following information:

Name:	M-GAB Development Corporation

Address of Principal Business Office:	9900 Research Drive
Irvine, CA 92618

Telephone Number:	(949) 635-1240

File Number under the Securities
Exchange Act of 1934:	0-49687

The Company has changed the nature of its business so as to cease to be a business development company, and such change was authorized by the vote of a majority of its outstanding voting securities.

The Company, through its newly acquired subsidiary, became a development stage company specializing in the sale and distribution of pesticides and herbicides. The approval of the shareholders was obtained at a meeting of shareholders on April 27, 2006, with 6,000,000 shares voting in favor of the change, representing 91.5% of the voting securities entitled to vote. There were no votes opposed to the change.

Signature

Pursuant to the requirements of the Act, the undersigned company has caused this notification of withdrawal of election to be subject to sections 55 through 65 of the Act to be duly signed on its behalf in the city of Irvine and state of California on this 27th day of April, 2006.

/s/ Carl M. Berg
M-GAB Development Corporation
By: Carl M. Berg
Its: President